SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period September 9, 2006 to September 15, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing refiling of 2005 Annual Management’s Discussion and Analysis to include Disclosure Controls and Procedures.

2.	Press Release announcing filing of Final Shelf Prospectus for Offering of Trust Units and Subscription Receipts.

3.	Press Release announcing presentation at the Peters & Co. Limited 2006 North American Oil and Gas Conference in Toronto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
September 15, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX;
(PGH) – NYSE
PENGROWTH ENERGY TRUST REFILES ITS 2005 ANNUAL MANAGEMENT’S
DISCUSSION AND ANALYSIS TO INCLUDE DISCLOSURE CONTROLS AND
PROCEDURES
(Calgary Sept 15, 2006) /CCN Matthews/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust, (collectively “Pengrowth”) announced today that it has refiled its Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2005 and dated February 27, 2006 to include disclosure concerning its review of disclosure controls and procedures. The original MD&A omitted this disclosure. There is no other impact to the financial statements or MD&A.
The revised MD&A disclosing the Company’s disclosure controls was refiled at the request of the Alberta Securities Commission. Please note that this revised MD&A is now available at www.sedar.com and www.sec.gov.
Pengrowth Energy Trust is one of the largest energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.un) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and certain other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million barrels of oil equivalent at December 31, 2005. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.

PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
2900, 240 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 4H4
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX;
(PGH) – NYSE
PENGROWTH ENERGY TRUST FILES FINAL SHELF PROSPECTUS FOR OFFERING
OF TRUST UNITS AND SUBSCRIPTION RECEIPTS
(Calgary Sept. 15, 2006) /CCN Matthews/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust, (collectively “Pengrowth”) is pleased to announce that it has filed a Final Short Form Base Shelf Prospectus with the securities regulatory authorities in Canada and a Registration Statement with the United States Securities and Exchange Commission. These filings will allow Pengrowth to offer and issue trust units and subscription receipts (collectively the “Securities”) by way of one or more Prospectus Supplements at any time during the 25-month period that the prospectus remains in place. The Securities may be issued from time to time at the discretion of Pengrowth, with an aggregate offering amount not to exceed Cdn. $2,000,000,000. Unless otherwise specified in a Prospectus Supplement, the net proceeds of the offerings will be added to Pengrowth’s general funds and will be used for general business purposes. The terms of such future offerings, if any, would be established at the time of such offering. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Pengrowth Energy Trust is one of the largest energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.un) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and certain other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million barrels of oil equivalent at December 31, 2005. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.

PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
2900, 240 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 4H4
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX;
(PGH) – NYSE
PENGROWTH ENERGY TRUST TO PRESENT AT PETERS & CO. LIMITED 2006
NORTH AMERICAN OIL AND GAS CONFERENCE IN TORONTO
(Calgary September 13, 2006) /CCN Matthews/ - Pengrowth Energy Trust (Pengrowth) is pleased to announce that Larry B. Strong, Vice President, Geosciences, will present at the Peters & Co. Limited 10th Annual North American Oil and Gas Conference in Toronto, Ontario, Canada. Pengrowth will be presenting on the topic of coalbed methane projects and the presentation will take place on September 14, 2006 at 11:30 AM EDT (9:30 AM MDT) and will be available online via a live webcast.
To listen to and view this online event, please visit the Webcast and Multimedia Centre on Pengrowth’s website at www.pengrowth.com or the following link:
http://www.newswire.ca/en/webcast/pages/en/peters20060914/
Pengrowth Energy Trust is one of the largest energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.UN) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow ( after expenses ), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million barrels of oil equivalent. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.

PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191